Exhibit 99.3

Quarterly Results % Change Y/Y Total Revenues (1) $101.7million - 28% Soda Maker Units 491,000 - 37% Flavor Units 5.1million - 45% CO 2 Refill Units 6.9 million +7% Net Income Non - IFRS (1) $3.5 million - 62% EPS (2) Non - IFRS (1) $0.17 - 60% Net Income IFRS $1.0 million - 90% EPS (2) IFRS $0.05 - 88% Financial Highlights Q2 2015 (1) Excluding impact of restructuring. (2) Based on 2

1.1 million weighted shares outstanding in Q2 2015 and 21.3 million weighted shares outstanding in Q2 2014

Quarterly Revenue 2009 - 2015 (in $ Million) Quarterly Revenue Change 27.9 31.6 35.9 40.9 39.1 50.0 54.5 64.9 58.5 69.1 75.7 85.7 87.9 103.0 112.5 132.9 117.6 132.4 144.6 168.1 118.2 141.2 125.9 126.5 91.3 101.7 - 20.0 40.0 60.0 80.0 100.0 120.0 140.0 160.0 180.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014 2015

Quarterly Soda Maker Unit Sales 2009 - 2015 (in thousands ) Quarterly Soda Maker Units Change 184 203 285 385 297 463 449 712 592 634 717 767 683 764 940 1,111 776 935 1,196 1,542 604 785 818 1,018 518 491 - 200 400 600 800 1,000 1,200 1,400 1,600 1,800 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014 2015

Quarterly Refill Unit Sales 2009 - 2015 (in millions) Quarterly CO 2 Refill Units Change 1.9 2.1 2.2 2.3 2.3 2.5 2.8 2.7 2.9 3.4 3.6 3.4 3.7 4.2 4.3 4.3 4.8 5.5 5.8 5.4 5.8 6.5 6.4 6.3 6.0 6.9 - 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014 2015

Quarterly Flavor Unit Sales 2009 - 2015 (in millions) Quarterly Flavor Units Change 1.4 1.7 2.0 2.2 3.0 3.1 4.1 3.7 3.8 6.1 4.4 4.6 5.8 7.2 7.7 7.4 7.7 8.5 8.3 9.8 8.4 9.3 7.6 6.1 4.9 5.1 0.0 2.0 4.0 6.0 8.0 10.0 12.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014 2015

Consolidated Statements of Operations Q 2 - 2015 vs. Q 2 - 2014 2014 2015 Reported Reported (Unadjusted) Restructuring Adjusted (Unadjusted) Restructuring Adjusted (Audited) (Audited) (Audited) (Unaudited) (Unaudited) (Unaudited) Revenue $141,171 $0 $141,171 $99,834 $1,820 $101,654 Cost of revenue 69,914 0 69,914 51,307 (759) 50,548 Gross profit 71,257 71,257 48,527 2,579 51,106 Operating expenses Sal es and marketing 46,941 46,941 35,118 35,118 General and administrative 13,072 13,072 11,456 0 11,456 Other income, net 0 0 0 0 0 Total operating expenses 60,013 0 60,013 46,574 0 46,574 Operating income 11,244 0 11,244 1,953 2,579 4,532 Interest expense (income), net 286 286 92 92 Other financial expense (income), net 620 620 500 500 Total financial expense (income), net 906 906 592 592 Income before income taxes 10,338 0 10,338 1,361 2,579 3,940 Income tax expense 1,095 1,095 401 401 Net income for the period $9,243 $0 $9,243 $960 $2,579 $3,539 Net income per share Basic $0.44 $0.44 $0.05 $0.12 $0.17 Diluted $0.43 $0.43 $0.05 $0.12 $0.17 Weighted average number of shares Basic 20,958 20,958 21,032 21,032 Diluted 21,271 21,271 21,138 21,138

Consolidated Statements of Operations H1 - 2015 vs. H1 - 2014 2014 2015 Reported Reported (Unadjusted) Restructuring Adjusted (Unadjusted) Restructuring Adjusted (Audited) (Audited) (Audited) (Unaudited) (Unaudited) (Unaudited) Revenue $259,343 $0 $259,343 $190,178 $2,820 $192,998 Cost of revenue 126,240 0 126,240 96,200 (2,072) 94,128 Gross profit 133,103 133,103 93,978 4,892 98,870 Operating expense

s Sales and marketing 93,087 93,087 67,579 67,579 General and administrative 26,427 26,427 23,097 23,097 Other income, net 0 0 0 0 0 Total operating expenses 119,514 0 119,514 90,676 0 90,676 Operating income 13,589 0 13,589 3,302 4,892 8,194 Interest expense (income), net 333 333 126 126 Other financial expense (income), net 792 792 (5,202) (5,202) Total financial expense (income), net 1,125 1,125 (5,076) (5,076) Income before income taxes 12,464 0 12,464 8,378 4,892 13,270 Income tax expense 1,443 1,443 1,371 1,371 Net income for the period $11,021 $0 $11,021 $7,007 $4,892 $11,899 Net income per share Basic $0.53 $0.53 $0.33 $0.23 $0.57 Diluted $0.52 $0.52 $0.33 $0.23 $0.56 Weighted average number of shares Basic 20,933 20,933 21,025 21,025 Diluted 21,274 21,274 21,095 21,095

The New Lehavim Plant, July 2015

Lehavim Plastics Factory, July 2015

Lehavim Plastics Factory, July 2015

Lehavim Assembly Factory, July 2015

Lehavim Assembly Factory, July 2015

Construction of the Lehavim Warehouse & Logistics Center, July 2015

Construction of the Lehavim Warehouse & Logistics Center, July 2015

Waters Launch: First In - Store Displays, July 2015 Shufersol , Israel Home Center, Israel

Waters Launch: First In - Store Displays, July 2015 Shufersal Glilot , Israel

NY City Blitz, July 2015

New York City Blitz, July 2015

New York City Blitz, July 2015

New York City Blitz, July 2015

New York City Blitz, July 2015

San Francisco City Blitz, July 2015

San Francisco City Blitz, July 2015